

December 20, 2010

Clarence Cottman, III
Chief Executive Officer
NiMin Energy Corp.
1160 Eugenia Place, Suite 100
Carpinteria, California 93013

> **Re: NiMin Energy Corp.**
> **Amendment No. 1 to Registration Statement on Form 20-F**
> **Filed December 1, 2010**
> **File No. 0-54162**

Dear Mr. Cottman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Engineering Comments

Information on the Company, page 19

Production Volumes, Average Prices and Average Production Costs, page 32

1.   The 2009 production volume here – 199 MBOE – does not agree with the production volumes for the same year in the reconciliation of proved reserves – 169 MBOE - on page F-30. It appears you may have disclosed the production volumes here before reduction for royalty. If true, please amend your document to disclose also the production figures after royalty. Refer to Instruction 1 of Item 1204 of Regulation S-K. Otherwise, please explain this difference in your document.

2.   Please disclose historical unit production costs calculated with after royalty production volumes.

3. Please amend your document to clarify whether the disclosed production costs do not include production taxes as prescribed by Item 1204(b)(2) of Regulation S-K.

4. The 2009 historical incurred production costs - $4.7 million – are significantly higher than the projected production costs for 2010 - $2.8 million – from page 178 of your third party reserve report even though the incurred costs did not include large contributions from your Wyoming properties acquired in December, 2009. Please explain the reasons for this difference to us. Include production cost line item comparisons.

Net Acres of Unproved Properties, page 34

5. It appears you omitted the disclosure of gross and net developed acreage per Item 1208 of Regulation S-K as we requested in our prior comment 30. We reissue our prior comment 30.

Capital Expenditures, page 41

6. We note your statement, "...operational activity in Wyoming included (i) six new wells drilled in the Ferguson Ranch Field…" Please provide us with a comparison of the actual well costs for these six wells with the estimated costs used in your third party reserve report. Explain any significant differences.

Position Descriptions and Committees, page 53

7. Your response to our prior comment 22 indicates "The Reserves Committee" is not responsible for your compliance with the requirements SEC Regulation S-K, Item 1200. Please amend your document to disclose the entity or person responsible for your compliance with all the applicable SEC oil and gas rules and regulations.

Notes to Consolidated Financial Statements, page F-6

Changes in Standardized Measure of Discounted Future Net Cash Flows, page F-32

8. We note the line item for 2009 "Previously estimated development costs incurred during the period" is $14.9 million while the actual incurred cost for 2009 is $10.6 million. Please explain this difference to us and amend your document if it is appropriate.

Closing Comments

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding the engineering comments. Please contact Parker Morrill at (202) 551-3696 or, in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director